Exhibit 99.1
Navios Maritime Partners L.P.
Reports Financial Results for the Third Quarter and Nine Months Ended
September 30, 2009
•	1.3% increase in distribution to $0.405 per unit for third quarter 2009

•	36.5% increase in quarterly Operating Surplus to $13.1 million

•	15.1% increase in quarterly EBITDA to $16.8 million.

•	21.3% increase in quarterly net income to $10.8 million

•	Acquisition of Navios Apollon for $32.0 million
PIRAEUS, GREECE, October 29, 2009 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: “NMM”), an owner and operator of dry cargo vessels, reported its financial results for the third quarter and nine month period ended September 30, 2009.
Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “Our conservative business policy enabled Navios Partners to weather the recent market volatility and permitted us to access the capital markets, in a traditional manner, twice in the last 6 months. As a result, we have solidified our balance sheet and acquired two vessels. With the addition of the most recent vessel, we are pleased to announce an increase in our cash distribution of 1.3% by declaring a $0.405 per unit cash distribution for the third quarter of 2009”.
Ms. Frangou continued, “We believe that Navios Partners is well positioned for the future as it has a conservative balance sheet and long-term employment with quality charter parties which are insured by AA+ rated EU governmental agency.”
Throughout this press release, EBITDA for the nine months ended September 30, 2009 and 2008 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.
Recent Developments
Increase in Cash Distributions
The Board of Directors of Navios Partners declared a cash distribution for the third quarter of 2009 of $0.405 per unit. This represents an increase of 1.3% from $0.40 per unit in the second quarter of 2009. The distribution is payable on November 12, 2009 to all holders of record as of November 9, 2009.
Completion of Offering of 3,160,400 Common Units
On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of $34.2 million to fund its fleet expansion and/or for general partnership purposes. The net proceeds of the offering, including discount and excluding offering costs of $0.3 million, were $32.5 million. Pursuant to the offering, Navios Partners issued 57,143 additional general partnership units to its general partner in exchange for $0.7 million of net proceeds (the “September Offering”).
On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to their underwriters in connection with the September Offering and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4.4 million and net proceeds of approximately $4.2 million. Navios Partners issued 7,355 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.1 million.
As a result of the above transactions, Navios Partners raised a gross amount of $39.4 million and a net amount of $37.2 million.
Acquisition of Navios Apollon
Navios Partners has agreed to purchase from Navios Maritime Holdings Inc. (“Navios Holdings”) (NYSE: “NM”) the vessel Navios Apollon, a 52,073 dwt Ultra-Handymax vessel built in 2000, for a purchase price of $32.0 million. The vessel is expected to be delivered before November 2009. The acquisition was funded with the net proceeds from the September Offering.
Navios Apollon has been chartered out at a net rate of $23,700 per day for a remaining period of three years expiring in November, 2012. The annualized EBITDA is expected to be approximately $6.7 million.
Following the acquisition of Navios Apollon, Navios Partners’ operational fleet has eleven drybulk vessels, consisting of one Capesize, nine Panamax vessels and one Ultra-Handymax vessel. The fleet has a total capacity of 905,826 dwt and an average age of approximately 6.8 years.
Shipmanagement Agreement
Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with Navios Shipmanagement Inc., a subsidiary of Navios Holdings. The new management fees are (a) $4,500 daily rate per Ultra-Handymax vessel, (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011.
Long Term and Insured Cash Flow
Navios Partners has entered into long-term time charters-out for all eleven vessels with a remaining average term of 4.1 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 100% for 2009 and 2010, 82% for 2011 and 76% for 2012 generating revenues of $91.7 million, $104.7 million, $89.6 million and $84.5 million, respectively. The average contractual daily charter-out rate for the fleet is $25,850, $26,102, $27,283 and $27,610 for 2009, 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2009 and 2010 is $12,636 and $12,205 respectively.
Navios Partners’ charter-out contracts have been fully insured by an AA+ rated European Union governmental agency.
FINANCIAL HIGHLIGHTS
For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statement of operations for the three and nine month periods ended September 30, 2009 and September 30, 2008. The quarterly 2009 and 2008 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-US GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	$23,717	$21,272	$67,028	$53,531
EBITDA (1)	$16,774	$14,581	$46,691	$35,903
Net income	$10,789	$8,948	$23,340	$19,949
Earnings per Common unit (basic and diluted)	0.44	0.41	1.08	1.16
Operating Surplus	$13,124	$9,614	$35,106	$22,679
Capital expenditure reserve	$1,957	$2,742	$5,872	$7,152

(1)	EBITDA for the nine month period ended September 30, 2009 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.
Three month period ended September 30, 2009
Time charter and voyage revenues for the three month period ended September 30, 2009 increased by $2.4 million or 11.3% to $23.7 million as compared to $21.3 million for the same period in 2008. The increase was mainly attributable to the acquisition of the rights to the Navios Sagittarius on June 10, 2009.
EBITDA increased by $2.2 million to $16.8 million for the three month period ended September 30, 2009 as compared to $14.6 million for the same period of 2008. This $2.2 million increase in EBITDA was primarily due to: (a) a $2.4 million increase in revenue following the delivery of Navios Sagittarius in Navios Partners’ chartered-in fleet in June 2009; and (b) a $0.7 million decrease in general and administrative expenses. The above favorable variance of $3.1 million was mitigated by a $0.9 million increase in time charter and voyage expenses due to the delivery of Navios Sagittarius in Navios Partners’ chartered-in fleet in June 2009.
The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended September 30, 2009 and 2008 was $2.0 million and $2.7 million, respectively. Expansion capital expenditures for the three month periods ended September 30, 2009 and 2008 was $0 and $35.0 million, respectively.
Navios Partners generated an operating surplus for the three month period ended September 30, 2009 of $13.1 million in comparison to $9.6 million for the three month period ended September 30, 2008. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
Net income for three months ended September 30, 2009 amounted to $10.8 million compared to $8.9 million for the three months ended September 30, 2008. The increase in net income by $1.9 million was due to: (a) a $2.2 million increase in EBITDA; and (b) a $0.6 million decrease in interest expense. This increase was mitigated by $0.9 million increase in depreciation and amortization expense.
Nine month period ended September 30, 2009
Time charter and voyage revenues for the nine month periods ended September 30, 2009 increased by $13.5 million or 25.2% to $67.0 million as compared to $53.5 million for the same period in 2008. The increase was mainly attributable to the delivery of the Navios Aldebaran on March 17, 2008, the acquisition of the Navios Hope on July 1, 2008, both of which were fully operating during the nine month period ended September 30, 2009 and the acquisition of the rights to the Navios Sagittarius on June 10, 2009.

EBITDA increased by $10.8 million to $46.7 million for the nine month period ended September 30, 2009 as compared to $35.9 million for the same period of 2008. This $10.8 million increase in EBITDA was primarily due to a $13.5 million increase in revenue as a result of the increased number of vessels in Navios Partners’ fleet, which was mitigated by: (a) a $1.3 million increase in time charter and voyage expenses as a result of the increased number of vessels in Navios Partners’ chartered-in fleet; (b) a $1.3 million increase in management fees, due to the increase in the number of vessels; and (c) a $0.1 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the nine month period ended September 30, 2009, compared to the respective period in 2008.
The reserve for estimated maintenance and replacement capital expenditures for the nine month periods ended September 30, 2009 and 2008 was $5.9 million and $7.2 million, respectively. Expansion capital expenditures for the nine month periods ended September 30, 2009 and 2008 was $34.6 million and $69.2 million, respectively.
Navios Partners generated an operating surplus for the nine month period ended September 30, 2009 of $35.1 million in comparison to $22.7 million for the nine month period ended September 30, 2008. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).
Net income for nine months ended September 30, 2009 amounted to $23.3 million compared to $19.9 million for the nine months ended September 30, 2008. The increase in net income by $3.4 million was due to (a) a $10.8 million increase in EBITDA; and (b) a $1.1 million decrease in interest expense. This increase was mitigated by (a) a $2.4 million increase in depreciation and amortization expense; and (b) a $6.1 million non-cash compensation expense.
Fleet Employment Profile
The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and nine month periods ended September 30, 2009.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September	September	September 30,	September 30,
	30,2009	30,2008	2009	2008
Available Days (1)	920	828	2,570	2,191
Operating Days (2)	920	818	2,569	2,174
Fleet Utilization (3)	100%	98.7%	99.9%	99.2%
Time Charter Equivalent (per day)	$25,779	$25,691	$26,081	$24,437
Vessels operating at period end	10	9	10	9

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Conference Call details:
Navios Partners’ management will host a conference call to discuss the results on Thursday, October 29, 2009, at 8:00 am EDT.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers:
US Toll Free Dial In: +1866 819 7111
UK Toll Free Dial In: +0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote “NAVIOS MLP”.
A telephonic replay of the conference call will be available until November 5, 2009 by dialing the following numbers:
US Toll Free Dial In: +1866 247 4222
UK Toll Free Dial In: +0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#
Slides and audio webcast:
There will also be a live webcast of the conference call, through the NAVIOS MARITIME PARTNERS L.P. website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
A supplemental slide presentation will be available on the Navios Maritime Partners L.P. website at www.navios-mlp.com under the “Investors” section at 7:15 am EDT on the day of the call.
About Navios Maritime Partners L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of dry cargo vessels. For more information, please visit our website at www.navios-mlp.com
Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Investor Relations
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail:naviospartners@capitallink.com

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

	September 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$53,387	$28,374
Restricted cash	10,821	—
Accounts receivable, net	233	313
Prepaid expenses and other current assets	263	371

Total current assets	64,704	29,058

Vessels, net	280,011	291,340
Deferred financing costs, net	1,924	1,915
Deferred dry dock and special survey costs, net	229	594
Intangible assets other than goodwill	33,459	—

Total non-current assets	315,623	293,849

Total assets	$380,327	$322,907

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$644	$594
Accrued expenses	2,318	1,662
Deferred voyage revenue	8,158	2,606
Amounts due to related parties	5,119	1,539
Current portion of long-term debt	—	40,000

Total current liabilities	16,239	46,401

Long-term debt	195,000	195,000
Unfavorable lease terms	3,161	4,659
Deferred voyage revenue	19,444	—

Total non-current liabilities	217,605	199,659

Total liabilities	233,844	246,060

Commitments and contingencies	—	—
Partners’ Capital:

Common Unitholders (13,631,415 and 19,931,415 units issued and outstanding at December 31, 2008 and September 30, 2009, respectively)	308,690	243,639

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2008 and September 30, 2009)	(163,177)	(160,092)

General Partner (433,740 and 582,720 units issued and outstanding at December 31, 2008 and September 30, 2009, respectively)	(5,112)	(6,700)

Subordinated Series A Unitholders (0 and 1,000,000 units issued and outstanding at December 31, 2008 and September 30, 2009, respectively)	6,082	—

Total partners’ capital	146,483	76,847

Total liabilities and partners’ capital	$380,327	$322,907

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

		Three Month	Nine Month	Nine Month
	Three Month	Period ended	Period ended	Period ended
	Period ended	September 30,	September 30,	September 30,
	September 30, 2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	$23,717	$21,272	$67,028	$53,531
Time charter and voyage expenses	(3,729)	(2,797)	(10,088)	(8,801)
Direct vessel expenses	(117)	(144)	(365)	(433)
Management fees	(2,668)	(2,668)	(7,917)	(6,607)
General and administrative expenses	(542)	(1,217)	(2,341)	(2,220)
Depreciation and amortization	(4,195)	(3,277)	(10,973)	(8,588)
Interest expense and finance cost, net	(1,698)	(2,287)	(6,045)	(7,099)
Interest income	25	75	114	166
Compensation expense	—	—	(6,082)	—
Other income	79	—	92	23
Other expense	(83)	(9)	(83)	(23)

Net income	$10,789	$8,948	$23,340	19,949

Earnings per unit:

		Three Month	Nine Month	Nine Month
	Three Month	Period ended	Period ended	Period ended
	Period ended	September 30,	September 30,	September 30,
	September 30, 2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$10,789	$8,948	$23,340	$19,949
Earnings per unit (see note 12):
Common unit (basic and diluted)	$0.44	$0.41	$1.08	$1.16
Subordinated unit (basic and diluted)	$0.38	$0.41	$0.80	$0.81
General partner unit (basic and diluted)	$0.42	$0.48	$1.05	$1.09
Subordinated Series A unit (basic and diluted)	$—	$—	$—	$—

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Nine Month	Nine Month
	period Ended	period Ended
	September 30,	September 30,
	2009	2008
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$23,340	$19,949

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,973	8,588
Amortization and write-off of deferred financing cost	190	161
Amortization of deferred dry dock costs	365	433
Compensation expense	6,082	—

Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash	(821)	797
Decrease in accounts receivable	80	83
Decrease/(increase) in prepaid expenses and other current assets	108	(32)
Increase/(decrease) in accounts payable	50	(66)
Increase in accrued expenses	656	143
Increase in deferred voyage revenue	24,996	1,852
Increase/(decrease) in amounts due to related parties	3,580	(1,637)

Net cash provided by operating activities	69,599	30,271

INVESTING ACTIVITIES:
Acquisition of vessels	—	(69,505)
Acquisition of contracts	(34,600)	—

Net cash used in investing activities	(34,600)	(69,505)

FINANCING ACTIVITIES:
Cash distribution paid	(27,461)	(16,203)
Proceeds from issuance of general partner units	1,642	918
Proceeds from issuance of common units	66,033	—
Proceeds from long term debt	—	70,000
Increase in restricted cash	(10,000)	—
Repayment of long-term debt and payment of principal	(40,000)	—
Debt issuance costs	(200)	(326)

Net cash (used in)/provided by financing activities	(9,986)	54,389

Increase in cash and cash equivalents	25,013	15,155

Cash and cash equivalents, beginning of period	28,374	10,095

Cash and cash equivalents, end of period	$53,387	$25,250

SUPPLEMENTAL DISCLOSURES OF CASH

FLOW INFORMATION
Cash paid for interest	$6,020	$6,856
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora I in July 2008	$—	$44,937

Non-cash operating activities
Issuance of units in connection with the non-cash compensation expense (1)

EXHIBIT 2

					Original
				Original Charter	Charter Out
				Expiration Date/ New	Rate/ New
			Capacity	Charter Expiration	Charter Out
Owned Vessels	Type	Built	(DWT)	Date (1)	Rate per day (2)
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope (3)	Panamax	2005	75,397	May 2010	$10,643
				September 2013	$16,841
Navios Apollon	Ultra Handymax	2000	52,073	November 2012	$23,700

Long-term Chartered -in Vessels

Navios Prosperity (4)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (5)	Panamax	2008	76,500	March 2013	$28,391
Navios Sagittarius (6)	Panamax	2006	75,756	November 2018	$26,125

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	Navios Partners received a lump sum charter payment of approximately $29.6 million for Navios Hope in the first quarter of 2009. This charter payment was net of expenses and represents an acceleration of a significant portion of the $56.2 million nominal charter amount. Navios Partners will receive the entire amount of the original charter through the lump sum payment and the new charter payments for the remainder of the term of the original charter (ending in 2013). The rate for the period from April, 1 2009 to August 2013 is as presented in the table above. On February 9, 2009, Navios Aurora I was renamed to the Navios Hope.

(4)	Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining pro rata by 145 million Yen per calendar year.

(5)	Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining pro rata by 150 million Yen per calendar year.

(6)	On June 10, 2009 Navios Partners purchased from Navios Maritime Holdings Inc. the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a $34.6 million in cash. The Navios Sagittarius is a chartered-in-vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen declining each year by 120.0 million Japanese Yen.

EXHIBIT 3
Disclosure of Non-GAAP Financial Measures
1. EBITDA
     EBITDA generally represents net income before interest, depreciation and amortization. Navios Partners uses EBITDA because it believes that EBITDA is a basis upon which liquidity can be assessed and EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA: (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
     EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. As a result of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.
2. Operating Surplus
     Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.
     Operating surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
3. Available Cash
     Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:
—	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures);

—	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

—	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.
     Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.
     4. Reconciliation of Non-GAAP Financial Measures

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	($ ’000)	($ ’000)	($ ’000)	($ ’000)
Net Cash from Operating Activities	$12,635	$16,370	$69,599	$30,271
Net increase/(decrease) in operating assets	(177)	(1,110)	633	(848)
Net increase in operating liabilities	2,706	(2,831)	(29,282)	(292)
Net interest cost	1,673	2,212	5,931	6,933
Deferred finance charges	(63)	(60)	(190)	(161)

EBITDA(1)	16,774	14,581	46,691	35,903
Cash interest income	25	75	114	166
Cash interest paid	(1,718)	(2,073)	(6,020)	(6,856)
Expansion capital expenditures	—	(35,000)	(34,600)	(69,155)
Equity Issuance	32,882	—	67,675	—

Borrowings to fund expansion capital expenditures	—	34,773	—	69,773
Expansion capital expenditures reserve	(32,882)	—	(32,882)	—
Maintenance and replacement capital expenditures	(1,957)	(2,742)	(5,872)	(7,152)

Operating Surplus	13,124	9,614	35,106	22,679
Cash distribution paid relating to the first half of 2009	—	—	(18,787)	(12,966)
Recommended reserves accumulated as of beginning of January 1	2,126	18	2,126	18
Reserves accumulated during the first half distributed in the third quarter	3,195	99	—	—
Recommended reserves held as of quarter end	(6,890)	(1,382)	(6,890)	(1,382)

Available cash for distribution	$11,555	$8,349	$11,555	$8,349

(1)	EBITDA for the nine month period ended September 30, 2009 represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis.